Exhibit 99.1
Media Relations Contacts
Lucas van Grinsven — Corporate Communications — +31 40 268 3949 — Veldhoven, the Netherlands
Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 480 383 4005 — Tempe, Arizona, USA
Franki D’Hoore — Investor Relations — +31 40 268 6494 — Veldhoven, the Netherlands
ASML announces appointment of new COO to the Board of Management
VELDHOVEN, the Netherlands, September 24, 2009 — ASML Holding NV (ASML) today announces that the Supervisory Board intends to appoint Frederic Schneider-Maunoury as Executive Vice President and Chief Operating Officer (COO) to the Board of Management, subject to notification of the general meeting of shareholders which is scheduled to be held on March 24, 2010. Mr. Schneider-Maunoury (47) is currently Vice President Thermal Products Manufacturing at French industrial and transport equipment group Alstom. He will join ASML on January 1st, 2010.
Mr. Schneider-Maunoury is a graduate of Ecole Polytechnique and Ecole Nationale Supérieure des Mines. He held various positions at the French Ministry of Trade and Industry before he joined Alstom in 1996.
“We are delighted to welcome Frederic to ASML and we are confident his worldwide business and operational experience in high-value equipment will be of great value as ASML gears up to reinforce its global leadership position with new generations of semiconductor lithography systems,” said Eric Meurice, president and CEO of ASML.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 6,500 employees (expressed in full time equivalents), serving chip manufacturers in more than 60 locations in 15 countries. For more information, visit our website: www.asml.com